April 23, 2010

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	The Babcock & Wilcox Company

RE:	Registration Statement on Form 10
(File No. 001-34658)
Response to Staff Comments

Set forth below are responses from The Babcock & Wilcox Company (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated April 9, 2010, concerning the Company’s Registration Statement on Form 10 filed on March 12, 2010.

Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) is being electronically transmitted for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Amendment No. 1 reflects revisions made to the initial filing on Form 10, including revisions made in response to the Comments.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold. All pages referenced in the responses set forth below refer to the pages of Amendment No. 1. We have sent to your attention three hard copies of Amendment No. 1 (clean and marked).

Questions and Answers…, page 1

Why is McDermott separating…, page 1

Comment 1.

Since this is probably one of the most important questions for investors, please briefly describe the main reasons for the spin-off, rather than simply cross-referencing to the detailed discussion later in the filing. Discuss whether any reason was more influential than other reasons in deciding whether and when to conduct the spin-off.

Response 1.

We have added a discussion of the main reasons for the spin-off, with particular emphasis on the developments relating to the rules under the U.S. Federal Acquisition Regulations, on page 1 of Amendment No. 1.

Risk Factors, page 14

Comment 2.

Please include a risk factor to highlight your reliance on single-source suppliers that you disclose on page 89 and the effects on your business if that supply source is no longer available, if material.

Response 2.

We have added a risk factor captioned “Our Government Operations segment relies on several single-source suppliers, which could, under certain circumstances, adversely affect our product sales and operating results.” on page 27 of Amendment No. 1.

Our operations are subject to..., page 19

Comment 3.

Please disclose the reason for the cancellation of the nuclear liability insurance that you mention in the fourth paragraph on page 20.

Response 3.

We have revised the disclosure on page 20 of Amendment No. 1 to add the reason for the cancellation.

Our nuclear operations..., page 21

Comment 4.

Expand the disclosure to explain whether the suspension of operations was the result of any governmental regulatory or other action and how the suspension is related to the cancellation of the nuclear liability policy. Also expand to describe in more detail how the delays could materially and adversely impact your 2010 results of operations, financial position and cash flow.

Response 4.

We have revised the disclosure on page 21 of Amendment No. 1 to add additional explanation regarding the suspension of the operations. We are currently completing our analysis of the impact of the shut-down on our 2010 results of operations and will include disclosure based on the results of that analysis in a subsequent amendment to the Form 10.

The Spin-Off, page 37

Reasons for the Spin-Off, page 37

Comment 5.

Discuss the extent to which the board considered existing or reasonably likely future litigation against Babcock & Wilcox for personal injury, property damage and wrongful death claims. We note, for example, the lawsuit filed in January, 2010, relating to facilities located in Apollo and Parks Township, Pennsylvania.

Response 5.

Except in connection with its overall determination with respect to our company as a viable, standalone public company following the spin-off, McDermott’s board of directors did not consider existing or “reasonably likely” future litigation against B&W for personal injury, property damage or wrongful death claims as a significant factor in its deliberations relating to the spin-off. The recently instituted Apollo/Parks litigation (which was instituted two months after the McDermott board’s preliminary decision to move forward with the spin-off) was not a significant factor impacting McDermott’s board in its decision-making process relative to the spin-off (i.e., this litigation did not motivate McDermott’s board to separate our company from McDermott). Accordingly, we think the current disclosure with respect to the reasons for the spin-off is complete.

Comment 6.

If any of the benefits described in the bullets were considered to be particularly significant to the board in deciding to conduct the spin-off, so state. Also explain why the board and management has determined that the spin-off should take place at this time.

Response 6.

We have added more discussion of the developments relating to the recent modifications to the rules under the U.S. Federal Acquisition Regulations, including a discussion of how those developments have impacted the board’s considerations relating to the timing of the spin-off, on pages 37 and 39 of Amendment No. 1.

Treatment of Fractional Shares, page 42

Comment 7.

Given that you do not intend to pay interest on the cash as a result of fractional shares, please clarify how long after the distribution you will send the checks you refer to in the first paragraph of this section. In addition, clarify how broker selling expenses will be allocated.

Response 7.

We have added disclosure on page 42 of Amendment No. 1 to clarify how long after the distribution we expect to send the checks with respect to fractional shares. We have also clarified that McDermott will generally be paying the broker selling expenses on page 42 of Amendment No. 1.

Treatment of Stock-Based Awards, page 43

Comment 8.

Please revise to quantify the number of options and stock awards outstanding and their exercise prices that will be transferred to The Babcock and Wilcox Company after this is determined.

Response 8.

We will revise the disclosure in a subsequent amendment to the Form 10 to quantify the number of stock options and stock awards outstanding and the exercise price of the stock options that will be transferred to B&W, after the information is determined.

Capitalization, page 49

Comment 9.

Please revise to remove the caption “cash and cash equivalents” from the table on page 49 since this is not part of your capitalization.

Response 9.

We have revised the table on page 49 of Amendment No. 1 to remove the caption “cash and cash equivalents.”

Selected Historical Combined Financial Data, page 51

Comment 10.

We note that the principal operating subsidiaries of the Power Generation Systems segment were not included in the results of operations for the period from February 22, 2000 through February 22, 2006 due to Chapter 11 proceedings. Please disclose your basis for not consolidating these entities during the period from 2000 through 2006. In addition, disclose your accounting treatment for these entities after they emerged from the Chapter 11 proceedings. We refer you to FASB ASC 810-10-15-10 and 852-10-45.

Response 10.

We have revised the disclosure on page 51 of Amendment No. 1 to disclose our basis for not consolidating the entities and our accounting treatment for the entities after they emerged from Chapter 11 proceedings.

Comment 11.

In that regard, it appears as though a condition of the settlement was for McDermott to retain ownership of the subsidiaries. Tell us if these subsidiaries will become part of The Babcock & Wilcox Company and, if so, how that impacts the bankruptcy settlement.

Response 11.

McDermott retained ownership of the principal operating subsidiaries comprising the Power Generations Systems segment in connection with the bankruptcy settlement in 2006. These subsidiaries will be a part of B&W after the spin-off. However, the spin-off will not impact the bankruptcy settlement. The bankruptcy settlement did not impose any restrictions on McDermott’s ability to dispose of its interests in these subsidiaries after the settlement.

Unaudited Pro Forma Combined Financial Data, page 52

Notes to Unaudited Pro Forma Combined Financial Statements, page 56

Comment 12.

Please revise footnote (a) to clarify how you calculated the cash distribution by The Babcock and Wilcox Operations to McDermott International “to maintain appropriate working capital and liquidity levels.” Discuss if this is a fixed or variable amount.

Response 12.

We have revised footnote (a) on page 56 of Amendment No. 1 to add the requested clarification and discussion.

Comment 13.

We see from footnote (b) that you are eliminating certain pension liabilities that are being transferred to McDermott. Please revise to disclose the reasons that those liabilities will no longer be the obligation of the Babcock and Wilcox Company.

Response 13.

The pension liabilities reflected in the pro forma adjustments are included in the combined financial statements of The Babcock & Wilcox Operations of McDermott International, Inc. included in the Registration Statement on Form 10 but are pension obligations related to certain legacy employees of McDermott’s J. Ray McDermott S.A. subsidiary. In order to match this obligation with the appropriate entity, the subsidiary with these liabilities is being transferred to McDermott in connection with the spin-off. We have revised the disclosure on page 56 of Amendment No. 1 to clarify the reason for the pro forma adjustments.

Comment 14.

Please revise footnote (c) to discuss how you plan to settle the receivable and payable amounts with certain McDermott subsidiaries. In that regard, please disclose if this will result in cash payment or forgiveness of the amounts.

Response 14.

The settlement of the receivable and payable amounts with certain McDermott subsidiaries will be in the form of the forgiveness of the amounts owed, with the exceptions being a cash payment totaling approximately $42 million that a Canadian subsidiary of J. Ray McDermott, S.A. will make to a subsidiary of The Babcock & Wilcox Company and the transfer of a $278 million promissory note and $42 million in cash from a subsidiary of ours to a subsidiary of McDermott. We have revised the disclosure on page 56 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis…, page 57

Overview—Government Operations, page 58

Comment 15.

Regarding the disclosure in the third paragraph of this section, please clarify the reason for the closure of the Erwin facility. For example, was the facility in violation of safety regulations? Was the closure the result of an inspection by you or a third party? If so, what did the inspection reveal?

Response 15.

We have revised the disclosure on pages 21, 58 and F-42 of Amendment No. 1 to clarify the reason for the closure of the facility.

Comment 16.

We note your reference to March 2010 in the third paragraph. Please update to disclose whether you have met that date and, if not, when you anticipate operations will be back on line. Also, explain in more detail and quantify the effect of the shut-down during the first quarter, and explain why you do not believe the shut-down will have a material impact on your 2010 operating results. For example, what percentage of your revenues is attributable to production operations that will be commencing or have commenced, and what percentage is attributable to the commercial development line?

Response 16.

We have revised the disclosure on pages 21 and 58 of Amendment No. 1 to update the disclosure with respect to the shut-down and to add additional detail. We are currently completing our analysis of the impact of the shut-down on our 2010 results of operations and will include disclosure based on the results of that analysis in a subsequent amendment to the Form 10.

Critical Accounting Policies and Estimates, page 59

Self-Insurance, page 60

Comment 17.

Regarding your discussion of self-insurance reserves, please revise to also address historical and expected trends in the amounts accrued and their reasonably likely effects on operating results and liquidity. In addition, revise to discuss significant assumptions used to develop your self-insurance reserves.

Response 17.

We have revised the disclosure on pages 60 of Amendment No. 1 to address historical and expected trends and discuss significant assumptions.

Goodwill, page 61

Comment 18.

Please revise to disclose how you perform the second step of the impairment test. In addition, discuss how you determine the fair value of your reporting units. Refer to FASB ASC 350-20-35-22 through 35-24.

Response 18.

We have revised the disclosure on page 61 of Amendment No. 1 to disclose how we perform the second step of the impairment test and how we determine fair value of our reporting units.

Asset Retirement Obligations and Environmental Clean-up Costs, page 61

Comment 19.

Regarding your asset retirement liabilities, please revise to disclose how you reasonably estimate the fair value of the asset retirement obligation. Please discuss significant assumptions used in your estimate. Refer to FASB ASC 410-20-25.

Response 19.

We have revised the disclosure on page 61 of Amendment No. 1 to disclose how we estimate the fair value of the asset retirement obligation.

Year Ended December 31, 2009..., page 62

The Babcock & Wilcox Operations of McDermott International, Inc. (Combined), page 62

Comment 20.

We see that the discussion of results of operations focuses on segment results. Please also include a discussion of combined results of operations for each line item presented in the combined statements of income on page F-4. In that regard, the discussion should identify and quantify factors responsible for changes in financial statement items and describe why those factors arose or occurred.

Response 20.

We have revised our results of operations disclosures beginning on page 63 of Amendment No. 1 to add greater detail.

Comment 21.

We see from page F-41 that you suspended some operations at your Erwin, Tennessee manufacturing facility in December 2009. Please revise to disclose the impact, if any, of this suspension on your results of operations.

Response 21.

We have revised the disclosure on pages 21, 58, 59 and F-42 of Amendment No. 1. We are currently completing our analysis of the impact of the shut-down on our 2010 results of operations and will include disclosure based on the results of that analysis in a subsequent amendment to the Form 10.

Power Generation Systems…, page 62

Comment 22.

We reference your discussion of the changes in revenue and segment operating income where you cite multiple factors or operations in explaining the changes over the prior year. Please revise to describe the specific reasons for the significant decreases in each operation discussed. This general guidance should be applied throughout MD&A for each segment and for all periods presented.

Response 22.

We have revised our results of operations disclosures beginning on page 63 of Amendment No. 1 to add greater detail.

Comment 23.

As a related matter, particularly for the discussion of operating income, please also expand your discussion and quantify the amounts of the individual factors cited. For example, quantify amounts and provide an expanded discussion of the reason for the lower volumes in your utility steam and system fabrication operations, fabrication, repair, and retrofit of existing facilities operations and replacement parts operations and the lower margins and volume in your nuclear steam generator operations and lower margins in your nuclear service and industrial boilers operations discussed on pages 62 and 63. This general guidance should be applied throughout MD&A for each segment and for all periods presented.

Response 23.

We have revised our results of operations disclosures beginning on page 63 of Amendment No. 1 to add greater detail.

Corporate, page 63

Comment 24.

Please revise to disclose the nature of the layoffs associated with the increased severance recorded in corporate expenses. Please also disclose the types of professional service costs you incurred associated with the anticipated spin-off.

Response 24.

There have been no layoffs related to the spin-off. Neither the severance costs nor the professional service costs incurred in 2009 in connection with the anticipated spin-off were material. As a result, we deleted the references to these costs on page 64 of Amendment No. 1.

Comment 25.

Please discuss the nature of the non-recurring tax benefits for fiscal 2008 related to the release of state valuation allowances and as a result of audit activity discussed on page 63.

Response 25.

Our Power Generation Group had been carrying a valuation allowance on its state deferred tax assets, including NOLs. Throughout 2007 and 2008, PGG had positive earnings and was forecasting that trend to continue into 2010 and future periods. Actual earnings in the carryback and current periods as well as forecasted earnings in future periods were sufficient to justify releasing the valuation allowance of $28.8 million.

As a result of an agreement McDermott reached with the Internal Revenue Service during the third quarter of 2008 with respect to the 1995-2003 audit cycle of a subsidiary of McDermott and the 1993-2000 audit cycle of a subsidiary of ours, we recorded approximately $16.1 million of additional alternative minimum tax credits and research and development credits. Further, the audit periods of 2001-2005 for the same subsidiary of ours were effectively settled during the fourth quarter of 2008, resulting in $16.9 million of tax benefit being recorded.

Effects of Inflation and Changing Prices, page 66

Comment 26.

We note the discussion of inflation and its negative impact on your operations. Please disclose the nature of the inflation and clarify specifically how inflation has impacted your results of operations. To the extent material, quantify the impact on revenues and expenses.

Response 26.

We do not believe inflation has had a negative material impact on our combined results of operations. We negotiate for price escalation clauses in our contracts to protect us against the risk of inflation. The majority of our operations are U.S. based where inflation rates have been relatively low. Our revenues from the United States are in excess of 80% of our total revenues for each of the last three years. As a result, we do not believe inflation has had a negative material impact on us. We have modified the disclosure on page 67 of Amendment No. 1 to refer to the “potential negative impact of inflation.”

Liquidity and Capital Resources, page 66

Comment 27.

You disclose in the first full paragraph on page 67 that you expect to have a credit facility in place by April 2010. Please file the credit agreement once the facility is in place.

Response 27.

We will file the credit agreement as an exhibit after the new facility is in place.

Warranty Claim…, page 68

Comment 28.

Regarding your disclosure in the second sentence, please identify the components and explain what technical issues were associated with the nuclear steam generators.

Response 28.

We have revised our disclosure on page 69 of Amendment No. 1 to identify the condition that gave rise to the warranty claim and add additional information about the technical issues.

Credit Facility, page 68

Comment 29.

Please update your disclosure in the first paragraph.

Response 29.

We have updated the disclosure regarding the BWXT Credit Facility on page 70 of Amendment No. 1, to reflect the fact that the maturity date of the facility has been extended to June 30, 2010.

Contractual Obligations, page 71

Comment 30.

Please tell us the difference between the current and long-term debt in the combined balance sheet with the amounts reported in the contractual obligations table.

Response 30.

Our long-term debt disclosed in the contractual obligations table consists of our current and long-term portion of debt and capital lease obligations. This amount totaled $7,588,000 as of December 31, 2009. Our combined balance sheet at December 31, 2009 includes a total of notes payable and current maturities of long-term debt plus long-term debt of $10,654,000. The difference between these two amounts ($3,066,000) represents borrowings on a short-term line of credit. We exclude this amount from our contractual obligations disclosure as there is no fixed contractual period for repayment of this amount.

Comment 31.

Please tell us why you have not included notes payable to affiliates within the contractual obligations table.

Response 31.

We have excluded notes payable to affiliates aggregating approximately $320.5 million from our contractual obligations table as those notes will be forgiven in connection with the spin-off. We have added disclosure below the contractual obligations table regarding this exclusion on page 72 of Amendment No. 1.

Business, page 74

Continue Leveraging our Success..., page 78

Comment 32.

Please clarify what you mean by “longstanding relationships with DOE stakeholders.”

Response 32.

We have revised our disclosure on page 79 of Amendment No. 1 to identify the offices within the DOE which we serve, rather than referring to them as DOE stakeholders.

Hazard Risks and Insurance, page 90

Comment 33.

Revise the disclosure in the last paragraph on page 91 to explain more clearly the significance of the contribution of insurance rights by your subsidiaries and the extent to which this may negatively impact the registrant in the future.

Response 33.

We have expanded the disclosure on page 92 of Amendment No. 1 to clarify the significance of the contribution of the insurance rights by our subsidiaries and to state that we are not aware of any significant, unresolved claims that are not subject to the permanent injunction (which channels asbestos-related claims to the asbestos trust) to which the insurance rights would have been applicable.

Environmental, page 92

Comment 34.

Please identify the operating sites that you are remediating, and disclose the reasons for the remediations.

Response 34.

We have revised the disclosure on page 93 of Amendment No. 1 to identify the sites and disclose the general reasons for the remediation activities.

Comment 35.

Please disclose how the environmental reserves were allocated by facility in the last paragraph.

Response 35.

We have revised the disclosure on page 93 of Amendment No. 1 to disclose the reserves by facility.

Legal Proceedings, page 93

Comment 36.

Given the material and complex litigation and bankruptcy proceedings that have taken place, please expand to include a narrative discussion required by Item 103 of Regulation S-K, rather than simply cross referencing to the footnote disclosure.

Response 36.

We have included a narrative of the disclosure regarding litigation and bankruptcy proceedings beginning on page 95 rather than a cross-reference.

Agreements Between McDermott and Us, page 95

Comment 37.

Expand the disclosure to briefly identify terms that may be considered unfavorable to the registrant as a result of the related-party nature of this transaction.

Response 37.

Because we are entering into the separation agreements in the context of a related-party transaction and not in a transaction with an unaffiliated party, we respectfully submit that we have no basis for speculation as to what specific terms we could have obtained in a hypothetical transaction with an unaffiliated party and which of those specific terms would be more favorable than the actual terms contained in the separation agreements. We have added disclosure regarding the amounts of intercompany payables that will be extinguished or settled in connection with the contemplated transaction. We respectfully submit that, with this addition, the language beginning on page 98 of Amendment No. 1 provides the appropriate level of disclosure given the information currently available to us.

Master Separation Agreement, page 95

Comment 38.

Regarding your disclosure in the first sentence of the first full paragraph on page 96 relating to receipts of all necessary consents and regulatory approvals, please specify the consents and approvals you refer to and when you expect to receive them. Also, disclose your course of action if you do not receive a required consent or approval.

Response 38.

We currently expect to receive all necessary consents of third parties and regulatory approvals necessary for the transfer and assumption of capital stock, assets and liabilities in connection with the spin-off on or prior to the effective date of the Form 10. As a result, we do not think that the Information Statement, when it is mailed to McDermott’s shareholders, will need to refer to any required consents or approvals that have not been obtained. However, as disclosed in the first sentence of the first full paragraph on page 99 of Amendment No. 1, in the event that we do not receive any such consents or approvals within that timeframe but are otherwise able to complete the spin-off, the party retaining the capital stock, assets or liabilities, if any, will hold such capital stock, assets or liabilities in trust for the other party.

Management, page 101

Directors and Executive Officers, page 101

Comment 39.

Please note that we may have further comments after you include disclosure relating to your directors to comply with the revised requirements under Item 401 of Regulation S-K.

Response 39.

We acknowledge the Staff’s comment.

Director Compensation, page 104

Comment 40.

Please disclose the amounts that you intend to pay your directors in stock-based awards and whether and if so how this amount will vary based on the responsibilities of each director.

Response 40.

In a subsequent amendment to the Form 10 we will disclose these amounts, as well as how the amounts will vary based on the responsibilities of each director, after the information is determined.

Executive Compensation, page 107

Comment 41.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response 41.

The compensation committee of McDermott’s board of directors concluded that risks arising from McDermott’s compensation policies and practices for McDermott’s employees (including our employees) are not reasonably likely to have a material adverse effect on McDermott. In reaching this conclusion, the compensation committee of McDermott’s board of directors considered elements of McDermott’s compensation policies and practices as they relate to risk. We have added additional disclosure on page 108 of Amendment No. 1 to describe McDermott’s policies and practices.

Defining Market Range…, page 109

Comment 42.

Refer to the last sentence on page 109. Given your disclosure in footnote (1) of the second table on page 112 and the table on page 120, it is unclear whether you benchmark incentive compensation. Please clarify.

Response 42.

We benchmark all three elements of Total Direct Compensation (i.e., annual base salary, annual incentive compensation and long-term incentive compensation). With respect to incentive compensation, we benchmark the amount of target incentive compensation; however, for the reasons stated in the last sentence on page 109 of the initial filing, we do not benchmark the performance metric or performance level used within incentive compensation. We have revised the disclosure on page 113 of Amendment No. 1 to clarify that target incentive compensation is benchmarked.

Comment 43.

Please clarify your disclosure in the second sentence on page 110 to indicate what adjustments were made by Hewitt to the 2008 survey data and how this influenced the “market range.”

Response 43.

Hewitt’s 2008 survey data was adjusted upwards approximately 2.9% based on Hewitt’s assessment of the average adjustment in U.S. base salary compensation in 2009. We have revised the disclosure on page 114 of Amendment No. 1 accordingly.

Comment 44.

We note your disclosure in the second paragraph that there are approximately 34 companies in the Babcock & Wilcox peer group. Please disclose why you can only provide an approximate amount. In addition, reconcile this number with the number of companies you list.

Response 44.

We have revised the disclosure on page 114 of Amendment No. 1 to add the specific number of companies.

Comment 45.

Regarding your use of a “Custom Peer Group” that you disclose in the first paragraph on page 111, please clarify how it is weighted in your calculations of median compensation and what effect the inclusion of this peer group has on the median “market range” compensation.

Response 45.

As we noted on page 111 of the initial filing, the compensation data presented regarding the Custom Peer Group is supplemental and secondary to the Babcock & Wilcox and Corporate peer groups. It is included in the CD&A to help provide a more fulsome discussion of the compensation setting process. However, in 2009 the Custom Peer Group was not weighted in the calculation to determine median compensation, except to the extent one of its component companies was also a component company in the Babcock & Wilcox or Corporate group. As a result, it had no effect on the “market range” of compensation.

We attempted to make that clear in the last sentence of the first paragraph on page 110 of our initial filing, which states that “[i]n this CD&A references to ‘market’ or ‘our market’ are references to the compensation of companies within the Corporate Group or Babcock & Wilcox Group, as applicable.” To avoid any uncertainty or misunderstanding, we have revised the disclosure on page 115 of Amendment No. 1.

Total Direct Compensation, page 111

Comment 46.

You disclose in the first bullet point on page 108 that you targeted 2009 total compensation to 10% to 15% of “market range.” Please disclose where total compensation actually fell for each named executive officer and to the extent that it exceeded the range, please explain why.

Response 46.

To clarify, 2009 compensation was not targeted to be within 10%-15% of “market range,” but rather generally within 10%-15% of market median compensation (which range we refer to as “market range”). We have added a new column to the table on page 115 of Amendment No. 1 to specify where the total direct compensation of each named executive officer fell relative to that market median compensation. No named executive officer’s total direct compensation exceeded the range.

2009 Base Salaries, page 111

Comment 47.

Please clarify your footnotes to the tables on page 112 and the table on page 120. For example, are you stating that 100% of market equals the median of your peer group compensation?

Response 47.

For purposes of the tables on pages 114 and 123 of the initial filing, 100% of market equals median compensation of the peer group applicable to the named executive officer. For example, 90% would equal compensation that is 10% below market compensation and 110% would equal would equal compensation that is 10% above market compensation. We have revised the footnotes on pages 116 and 124 of Amendment No. 1 accordingly.

2009 EICP Performance Goals, page 113

Comment 48.

Please disclose how difficult it is for a named executive officer to earn the incentive compensation.

Response 48.

Based on our understanding of Instruction 4 to Regulation S-K Item 402(b), we believe we are only required to disclose how difficult it would be for a named executive officer to earn incentive compensation if we do not disclose the target levels of the performance-based compensation. Beginning on page 115 of the initial filing, we disclose the specific performance goals applicable to the 2009 EICP for each of the named executive officers. Accordingly, we do not believe disclosure on this point is necessary or required.

Comment 49.

Refer to the penultimate paragraph on page 114. Please clarify how you interpolate between threshold and maximum operating income. Does the amount change linearly?

Response 49.

We have added additional language on page 118 of Amendment No. 1 to clarify how we interpolate between threshold and maximum operating income.

Comment 50.

In the last paragraph on page 114 you refer to adjusted operating income. Please reconcile this with your disclosure in the previous page, where you indicate that you based your incentive compensation on operating income.

Response 50.

We have revised page 118 of Amendment No. 1 to clarify that we based our incentive compensation in operating income but that a specific adjustment was made for purposes of calculating 2009 EICP payments.

Employment and Separation Agreements, page 123

Comment 51.

Please file employment agreements as exhibits.

Response 51.

We acknowledge the Staff’s comment. We are filing certain retention agreements between McDermott International, Inc. and certain of its employees as exhibits 10.8, 10.9, 10.10 and 10.11 to Amendment No. 1. We will be obligated to assume McDermott’s responsibilities under those agreements with respect to certain employees upon completion of the spin-off. As of that time, these agreements will be our only employment agreements.

Security Ownership of Certain Beneficial Owners…, page 147

Comment 52.

Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by the entities named in the table.

Response 52.

We do not possess any information with respect to the identity of any natural persons with voting or dispositive power over the securities held by the entities named in the table. As indicated in the footnotes on page 155 of Amendment No. 1, we have provided the information with respect to securities held by those entities based on the Schedule 13G and 13G/A filings made by those entities.

Combined Financial Statement, page 155

Comment 53.

Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Response 53.

We acknowledge the Staff’s comment and undertake to update our financial statements as required by Rule 3-12 of Regulation S-X once the financial statements for the first quarter of 2010 are available.

Comment 54.

Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Response 54.

Under Item 302 of Regulation S-K, selected quarterly financial data is generally required for registrants that have securities registered under Section 12(b) or Section 12(g) of the Securities Exchange Act. Since this is our initial registration statement, we do not believe selected quarterly financial data is required. This view is further supported by the guidance in Section 4420.1 of the SEC Financial Reporting Manual.

Combined Statements of Cash Flows, page F-7

Comment 55.

Please tell us why the amount of “income of investees, net of dividends” adjusted in cash flows from operating activities is significantly different from the amount of “equity in income of investees” reported on the statement of income.

Response 55.

Income from investees net of dividends received reported on the combined statement of cash flows is significantly different from equity in income of investees reported on the combined statement of income due to the timing of cash dividends received from our equity method investees. We record our share of proportionate income from our investees on a monthly basis based on the net income of our investees. Cash dividends are declared by these investees periodically and will usually not match our equity in income from investees in any given period. We have added additional disclosure on page F-8 of Amendment No. 1 accordingly.

Comment 56.

We see that you present the cash flows from investments in available for sale securities and the changes in notes payable to affiliate net in the statement of cash flows. Please revise to present the cash inflows and cash outflows on a gross basis or tell us why your current presentation is appropriate. Refer to FASB ASC 230-10-45-7 through 45-9.

Response 56.

We present our cash flows from the sale, purchase and maturity of investments held for sale on a net basis because this presentation meets the criteria prescribed by FASB ASC 230-10-45-8 and 9. Our available for sale investments are of a short-term nature, where turnover is quick and the amounts are large. We believe disclosing sales, maturities and purchases on a net basis provides sufficient information to the readers of our financial statements. We disclose the changes in notes payable to affiliates on a gross basis. The amounts shown on our combined statement of cash flows for this item have not been netted for any year presented.

Note 1. Summary of Significant Accounting Policies, page F-8

Comment 57.

We reference the statement that certain corporate and general and administrative expenses have been allocated based on a level of effort calculation. Please revise to elaborate how “level of effort” is calculated.

Response 57.

We have revised the disclosure on page F-8 of Amendment No. 1 add an explanation of how level of effort is calculated.

Self Insurance, page F-16

Comment 58.

Please revise to disclose the amount of reserves you have recorded in the combined balance sheet for self insurance liabilities. Please also tell us how you considered the disclosures required by SAB Topic 5Y.

Response 58.

We have revised the disclosure on page F-16 of Amendment No. 1 to disclose the amount of reserves recorded for self insurance liabilities. We have reviewed the disclosure requirements in SEC Staff Accounting Bulletin Topic 5-Y and have applied the requirements as appropriate.

Note 2. Business Combinations, page F-18

Instrumentacion y Mantenimiento de Calderas, S.A., page F-18

Comment 59.

Regarding the acquisition of “certain assets” of Instrumentacion y Mantenimiento de Calderas, S.A., please tell us whether this was an asset acquisition or a business acquisition. If it is an asset acquisition, please tell us why it is appropriate to record goodwill. Refer to FASB ASC 805-50-30.

Response 59.

The acquisition of Instrumentacion y Mantenimiento de Calderas, S.A. (“IMC”) was in the form of an asset purchase. We accounted for this acquisition as a business combination under the guidelines of ASC 805-10-55-4 through 55-9 and Rule 11-02(d) of Regulation S-X.

Through our acquisition of IMC we acquired an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs and other economic benefits directly related to us. IMC conducts activities that consist of inputs and processes applied to those inputs that have the ability to create outputs as specified by ASC 805-10-55-4.

The revenue-producing activity of IMC remained the same after the purchase as before. In addition, the following attributes remained the same after we acquired IMC as before:

•	physical facilities,

•	employee base,

•	market distribution system,

•	sales force,

•	customer base,

•	operating rights, and

•	production techniques.

Because this acquisition met the requirements of ASC 805-10-55 and Rule 11-02(d) of Regulation S-X, we accounted for this asset purchase as a business combination.

Nuclear Fuel Services, Inc., page F-18

Comment 60.

In connection with the acquisition of Nuclear Fuel Services, Inc., we see that you recorded a $43 million NRC category 1 license as an indefinite lived intangible asset. Please tell us the nature of the license and how you determined that the asset has an indefinite life. Describe how the asset is expected to generate net cash inflows for a period with no foreseeable limit. Your response should demonstrate that an indefinite life is an appropriate representation of the future economic benefit of the asset.

Response 60.

Our subsidiary Nuclear Fuel Services, Inc. (“NFS”) possesses one of only two Category 1 licenses granted by the NRC to privately owned entities. The other privately held Category 1 license is owned by one of our other subsidiaries. NFS is the only commercial entity which downblends off-specification Highly Enriched Uranium (“HEU”) materials and has the only commercial facility capable of handling any chemical or material form of nuclear material. The category 1 license represents a significant competitive advantage for NFS. Given the political environment regarding non-proliferation and national security concerns, we believe it is highly unlikely that another Category 1 license will be granted. Having this Category 1 license allows NFS to own, store and process HEU of up to 100% enrichment, and the license’s broad authority enables the following activities (not available under category 3 licenses, the next highest licensing for private companies):

•	naval fuels manufacturing,

•	HEU to Low Enriched Uranium (“LEU”) downblending,

•	advanced research and development into new HEU fuels,

•	disposition resourcing for surplus/orphan HEU materials,

•	temporary HEU storage, and

•	commercial fuel manufacturing above 20% enrichment.

There is a significant barrier to entry into this type of activity due to the extremely high cost of obtaining and maintaining a Category 1 license. As stated above, we possess the only two privately held Category 1 licenses that exist today. The high cost associated with obtaining the license along with the highly specialized workforce that is required makes entry into this business difficult for potential competitors of NFS.

ASC 350-30-35 defines the useful life of an intangible asset as: the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all the pertinent factors, in particular the following factors with no one factor being more presumptive than the other:

•	the expected use of the asset by the entity,

•	the expected useful life of another asset or a group of assets to which the useful life of the intangible may relate,

•	any legal, regulatory, or contractual provisions that may limit the useful life,

•

the entity’s own historical experience in renewing or extending similar arrangements (consistent with the intended use of the asset by the entity) regardless of whether those arrangements have explicit renewal or extension provisions,

•	the effects of obsolescence, demand, competition, and other economic factors, and

•	the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

With regard to the factors stated above, NFS (and its predecessors) have held this Category 1 license since 1956. The renewal periods associated with this license have varied over time but are mainly focused on information provided to the NRC concerning the NFS facility that is used as part of the inspection criteria the NRC uses in its inspections of NFS. An “expiration” date exists in the form that is meant to dictate to NFS the due date for information to be submitted to the NRC, but that date is not an expiration of authority to conduct business. Current renewal periods are 10 years with 20-year renewal periods being sought for approval from the NRC by NFS. Two types of fees are associated with this license: an annual fee based on allocated NRC overhead and a quarterly fee based on direct costs.

ASC 350-30-35 further states that it is common for an income approach to be used to measure the fair value of an intangible asset. In determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity specific factors in this paragraph. ASC 350-30-35 recognizes that differences could exist between the useful life of an intangible asset and the expected cash flows used to measure the fair value of the asset. These differences are likely to be limited to situations in which the entity’s own assumptions about the period over which the asset is expected to contribute directly and indirectly to the future cash flows of the entity are different from the assumptions market participants would use in pricing the asset. In those situations, it is appropriate for the entity to use its own assumptions because amortization of a recognized intangible asset should reflect the period over which the asset will contribute both directly and indirectly to the expected future cash flows of the entity.

Notwithstanding the fact that we used a replacement cost methodology to value this license, the substance of this intangible asset is that, in management’s opinion, it will generate direct and indirect cash flows to NFS for the foreseeable future and beyond. As stated above, NFS has held this license since the 1950s and has demonstrated the intent and ability to continuously renew the license. For these reasons, we believe the Category 1 license acquired in our acquisition of NFS should be assigned an indefinite life under the guidelines of ASC 350-30-35.

An intangible asset with an indefinite useful life is not amortized. We note that indefinite does not mean infinite. As stated in ASC 350-30-35: If an asset is determined to have an indefinite useful life, it should not be amortized until its useful life is determined to be no longer indefinite. An entity shall evaluate the remaining useful life of an asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment. The intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization.

There are examples in ASC 350-30-35 providing guidance on intangible assets with an indefinite useful life. Based on the unique nature of this Category 1 license, the strategic importance it has in the NFS operations, the fact that NFS has held this license for over 50 years, and the fact that management believes it will generate cash flows indefinitely, we deem this intangible asset to have an indefinite useful life.

Note 3. Equity Method Investments, page F-20

Comment 61.

Please tell us your consideration of the requirements of Rule 3-09 of Regulation S-X and whether separate financial statements for any of your equity method investments were required to be filed. Refer to the significance criteria of Rule 1-02(2) of Regulation S-X. Please provide your analysis of the materiality of these equity method investments that supports the conclusion regarding your compliance with Rule 3-09.

Response 61.

We evaluated our equity method investments under the requirements of Rule 3-09 of Regulation S-X, and none of our equity method investees met the significance tests under Regulation S-X requiring separate financial statements to be filed. Set forth below is an analysis of the test prescribed by Rule 3-09 for our largest equity method investee as of December 31, 2009. All amounts are in thousands of U.S. dollars.

Income Test

(A) Combined Income from Continuing Operations	$232,301

(B) Average income over five years	254,462

(C) Qualifying portion of average income (90% of “B”)	229,016

(D) Qualifying income (if “A” greater than “C” use “A”)	232,301

(E) Threshold of qualifying income (20% of “D”)	46,460

(F) Income before taxes of investee	46,012

(G) GAAP adjustments to investee income	(4,234)

(H) Qualifying income of investee (“G” + “F”)	41,778

(I) Equity share of income before taxes	$21,307

Are “E” and “I” positive?	YES

Is “I” greater than “E”	NO

Meets significance test?	NO

Asset Test

(A) Consolidated assets	$2,603,859

(B) Qualifying assets (20% of “A”)	520,772

(C) Net assets of tested investee	1,239

(D) Equity share of assets	632

Are “B” and “D” positive?	YES

Is “D” greater than “B”?	NO

Meets significance test?	NO

Comment 62.

Given the significance of the income earned from equity method investments and the fact that the income is recognized within operations, please tell us what consideration you gave to providing more information about the underlying equity affiliates to allow investors to better understand the nature and individual results of the underlying businesses. Specifically, given the integrated nature of these entities with your consolidated business, tell us your consideration of expanding the existing summarized information provided pursuant to Rule 4-08(g) of Regulation S-X to present certain or all equity investees separately. As part of your response, please tell us whether you have historically evaluated whether important trends in the underlying equity investees exists, and if so, whether you would provide separate information about those affiliates in those cases.

Response 62.

We included a detailed description of our equity method investees in the section “Joint Ventures” in the initial filing of our Form 10 starting on page 86. In addition, to the extent material, we discuss the results of these entities in our comparative MD&A disclosures through our discussion of equity in income of investees. Our disclosures in the notes to our combined financial statements follow the guidance prescribed in Rule 4-08(g) of Regulation S-X. None of our individual equity method investees met the significance test outlined in Rule 1-02(w). As a result, we combined all of our equity method investees in our disclosures on page F-20 of the initial filing. Based on our analysis of our equity method investees (including our evaluation of whether important trends existed historically), should any important trends or material changes occur that we deem important to the readers of our financial statements, we would disclose such items in our MD&A and in the notes to our financial statements.

Comment 63.

Please revise to disclose whether the equity earnings information on the face of the statements of operations is presented gross or net of U.S. and foreign income taxes.

Response 63.

We have revised the disclosure on page F-20 of Amendment No. 1 to clarify that, to the extent any income taxes are applicable to our equity method investees, equity in income of investees included on our combined statement of income is net of income taxes.

Note 7. Pension Plans and Postretirement Benefits, page F-28

Comment 64.

We see that you have $456,445 of Level 3 financial instruments in your pension portfolio. Please revise to disclose how you have determined the fair value of each class of Level 3 investment.

Response 64.

We have revised page F-35 of Amendment No. 1 to disclose how we determined the fair value of each class of Level 3 investment.

Note 9. Commitments and Contingencies, page F-4

Environmental Matters, page F-42

Comment 65.

Please provide us more details of the asbestos litigation and environmental matters, particularly those matters where you have been named a Potentially Responsible Party (PRP). Discuss the number of asbestos-related claims filed, the number and dollar amount of any claims settled and the status of any significant open claims. Please provide a more detailed discussion of the exposure related to the PRP sites. Clarify the reason that you believe these matters will not have a material adverse effect on financial condition, results of operations or cash flows in any given year. Consider the disclosures requirements of SAB Topic 5Y and SOP 96-1.

Response 65.

We have not established any reserves for any asbestos litigation. We are not aware of any significant, unresolved asbestos claims that are not subject to the permanent injunction (which channels asbestos-related claims to the asbestos trust). Please see the revised disclosure on page 92 of Amendment No. 1. We have been named as a potentially responsible party by either federal or state environmental agencies or by private parties at 14 separate sites requiring remediation. Each of these sites falls into one of the following categories:

•	the remediation at the site has either been completed or is in the final stages of completion with very little work remaining to be concluded;

•	the claims related to the site have been barred by our final plan of reorganization under our bankruptcy settlement finalized in 2006;

•	the remediation at the site is subject to reimbursement by the federal government; or

•	some combination of the first and third bullets above.

In total, our environmental reserves for these sites were approximately $600,000 (whole U.S. dollars) at December 31, 2009. In each of these matters, we followed the guidelines of paragraphs 108 and 109 of SOP 96-1 in determining that we had incurred a liability to remediate these sites. Subsequent to that determination, we followed the guidelines in Chapter 6 of SOP 96-1 in the measurement of our related liabilities. We recorded our liabilities for these sites on an individual basis, undiscounted, following the guidelines in paragraph 132 of SOP 96-1. For the reasons outlined in the bullet points above, and the immaterial dollar amounts remaining in our environmental reserves, we believe the remaining environmental matters related to these sites will not have a material adverse impact on our financial condition, results of operations, or cash flows in any given year.

Note 14. Segment Reporting, page F-49

Comment 66.

It appears that you present two measures of segment operating results, “segment operating income” and “segment income”. Please tell us how your presentation considers the guidance from FASB ASC 280-10-55-9. Under this guidance, if an entity uses multiple performance measures in evaluating segment performance and allocating assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s consolidated financial statements. Please tell us why you believe it is appropriate in GAAP to present two measures of segment operating results for each segment.

Response 66.

Our policy is to report equity in income from investees and gains (losses) on asset sales and impairments-net within operating income on our combined statements of income. In order to provide the users of our financial statements with sufficient information on a segmented basis, we disclose the following separately in our segment footnote:

•	Revenues,

•	Segment operating income (defined as operating income excluding: equity in income of investees, gains (losses) on asset sales and impairments-net, and unallocated corporate expenses),

•	Gains (losses) on asset sales and impairments-net,

•	Equity in income of investees, and

•	Unallocated corporate: represents corporate office expenses not allocated to our segments.

Each of these line items is used by our chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Reporting of these line items in our segment disclosures is consistent with the requirements of ASC 280-10-50-27. We believe that providing our segment information in this manner, which is consistent with information used by our chief operating decision maker, provides useful disaggregated information to the users of our financial statements. In addition, to the extent material, we discuss each of the line items above separately in our MD&A disclosure.

Comment 67.

As a related matter, please tell us how your presentation of segment operating income and segment income fulfills the reconciliation requirement from FASB ASC 280-10-50-30b. Under that guidance, you should provide reconciliation of the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes, extraordinary items, and discontinued operations.

Response 67.

Our chief operating decision maker uses components of operating income to allocate resources and assess performance. Our segment tables reconcile to total operating income presented on our combined statements of income. The reconciliation using the items in response to comment #66 above is as follows:

Segment operating income

Plus

Gains (losses) on asset sales and impairments-net

Plus

Equity in income of investees

Plus

Unallocated corporate

Equals

Operating Income on our combined statements of income

Since we use components of operating income and total operating income in our evaluation of segment performance, our segment tables reconcile to total operating income on our combined statements of income. We do not assess performance of our segments on items below the operating income line on our combined statements of income.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10, as amended; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter, together with the revised disclosures in Amendment No. 1, is responsive to the Comments. In addition to reflecting the responses to the Comments described above, Amendment No. 1 includes other changes that are intended to update, clarify or render more complete the information contained therein.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.